UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

90 Park Ave, 20th Floor
New York, NY 10016
(646) 710-7714
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On March 13, 2024, Pagaya Technologies Ltd. (the “Company”), issued a press release announcing an offering of 6,500,000 of its Class A Ordinary Shares, no par value (the “Offering”). A copy of the press release is attached as Exhibit 99.1 to this Report on Form 6-K.

Attached hereto as Exhibit 99.2 are excerpts of certain information that the Company has provided to investors.

INCORPORATION BY REFERENCE

The information in Exhibit 99.1 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

The information in Exhibit 99.2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 filed with the Securities and Exchange Commission on October 4, 2023 (File No. 333-274862).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Pagaya Technologies Ltd., dated March 13, 2024.
99.2	Excerpts of certain information that the Company has provided to investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: March 13, 2024	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer